COMPANY:             FIRSTCOM CORPORATION
TICKER:              FCLX
EXCHANGE:            NASDAQ SMALL CAP MARKET

FORM TYPE:           425

DOCUMENT DATE:       JULY 13, 2000
FILING DATE:         JULY 13, 2000

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:     FirstCom Corporation
Commission File No.: 001-14107

                                          Keytech LD Investment Press Conference
                                                         Buenos Aires, Argentina
                                                         Thursday, July 13, 2000
                                                             Script for Speakers
================================================================================

ORDER OF SPEAKERS:

Opening Remarks                                    (2 Min.)  Lydia Rodriguez

AT&T Latin America                                 (7 Min.)  Patricio Northland

AT&T Corp.                                         (4 Min.)  Edgardo Lertora

Keytech LD                                         (5 Min.)  Alex Rossi

Summation                                          (1 Min.)  Patricio Northland

Q&A Moderation                                     (30 Min.) Lydia Rodriguez

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                                         Keytech LD Investments Press Conference
                                                         Buenos Aires, Argentina

 o     INTRODUCTION OF SPEAKERS (Lydia Rodriguez)
       (Patricio Northland will be introduced as current chairman and CEO of FirstCom and the future chairman and CEO of AT&T Latin America, after the AT&T Latin America merger with FirstCom)

Thank you, Lydia and good afternoon everyone.

It's good to be back in beautiful Buenos Aires. Thank you for joining us for today's important announcement.

It was only a few short months ago that I was here to tell you about AT&T Latin America's intent to acquire Keytech LD.

Today we're addressing more than just the close of a business deal. Without doubt, the Keytech LD acquisition is a significant milestone to AT&T Latin America's operation in Argentina and in the creation of AT&T Latin America. I will speak in more detail about AT&T Latin America in a moment. But, today's announcement has significance that goes far beyond a single company's business plans.

Today's announcement is about competition and choice for customers. It's about investment in technology and investment in people. It's about creating new jobs. And it's about economic growth, development, and modernization for Argentina.

I am very pleased that AT&T Latin America has closed on our acquisition of Keytech LD - as many of you may already know- but here's why I'm pleased. I believe our close of the Keytech LD agreement is vitally important to our prospective customers and the citizens of Argentina:

Today's worldwide economy thrives on telecommunications. It has been said that telecommunications is the lifeblood of the world's new economy. Without a strong telecommunications infrastructure and ready access to high-speed, high-capacity services, few businesses can compete, let alone flourish, in today's economy. And as the economy becomes increasingly global in scope, the reliance on telecommunications continues to grow.

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And this requires modernization -- modernization of the Argentine telecommunications industry by providing services that enhance the capabilities of Argentine businesses. How? Modernization simplifies information technology, cost control, operational efficiency, growth management, and customer and vendor relationships are strengthened through virtual network features.

Modern networks and innovative telecommunications services do not create themselves. Nor are they likely to be created in the absence of competition. Competition drives investment and innovation. We've seen this happen again and again around the world as countries have opened their telecommunications markets to competition, customers have benefited and economic growth and prosperity have followed.

That's why the action of the Argentine government to deregulate the telecommunications industry is a vital first step to economic development. The government's serious and aggressive plans to make the telecommunications regulatory regime more competitive and the rapidly growing demand for advanced and emerging telecom services are definitely attractive to investment. And without an open telecommunications marketplace, the investment needed to kindle competition would never be made and what a loss that would be to businesses, consumers and the country as a whole.

I applaud the excellent progress made in setting regulatory standards that will place Argentina at the forefront of the telecommunication's industry in the region.

Our announcement clearly shows that an open marketplace -- one that welcomes competition -- attracts the type of investment that leads to economic development.

Today, in addition to the close of the purchase of Keytech LD, we are also announcing that AT&T Latin America plans to invest 500 million dollars over the next five years in building out its network here in Argentina.

And our investment is not only in the latest technology, but also in people. Our investment in growing our network and our business in Argentina is expected to lead to the creation of approximately 2,000 new jobs in this country.

(Pause to enumerate)

 o     500 million dollars;

 o     approximately 2,000 new, high-skill jobs;

 o     deployment of a superior network consisting of

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 -     2,500 kilometers of advanced fiber optic technology;

 -     with an interconnection of more than 40 cities, and

 -     10,000 square kilometers of fixed wireless technology

are significant in themselves --- Alex Rossi will tell you more about our technology and our network build-out in just a few minutes --- but think what access to this new network will do. Think what it means to businesses in Argentina.

A small exporter in Buenos Aires can have access to the same high-speed data and Internet services as a multinational company. He can stand side by side with the largest companies in the world and develop a global presence. He'll have the same access to the same global markets as his largest competitors. His business can grow and thrive and become worldwide because he has access to affordable communications services.

Now multiply this one business by hundreds of businesses, thousands of businesses. Think of the benefits, the economic growth and jobs that will be generated and the impact that it will have on the Argentine economy and the well being of its people.

That growth, that economic development and modernization, is what today's announcement is all about.

(Pause)

Now, what does the Keytech LD acquisition mean to AT&T Latin America?

To expand its reach into Argentina, this acquisition makes good business sense. It gives AT&T Latin America the presence, the licenses, time to market, all key ingredients to compete effectively in-country and throughout the region.

The telecom market in South America represents a large opportunity. The business sector in the region is ripe for expansion, too. It is expected to grow significantly every year. Argentina is the second largest economy in the region and is experiencing rapid growth and progress, especially in the telecommunications industry. AT&T Latin America wants to be a part of Argentina's progress, and a catalyst of greater economic growth.

Acquiring Keytech LD means AT&T Latin America is well on its way to establishing a strong and thriving presence in all key economies in South America - Argentina and Brazil, and after the merger with FirstCom, Chile, Colombia and Peru.

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With Keytech LD, AT&T Latin America will reach an even greater percentage of the
Latin American business communities and enjoy global connectivity through its linkages with Concert and AT&T Global Network Services.

AT&T Latin America is proud to welcome Keytech LD and its employees into its family. We are ready for the challenges that lie ahead, and we are ready to work for our success.

Thank you.

Next, let me introduce Edgardo Lertora, Corporate Communications Vice President for AT&T Corp.

 o     (Lertora presents)

Thank you Patricio

Good afternoon everyone! It's a pleasure to be here and by my accent I know you can tell that this place is special for me.

And this announcement is very special and exciting for me - as an Argentine and as an AT&T employee. I have been working in the international area for close to 30 years and have seen many changes in various industries. But what has held my interest most is the telecommunications area and especially the telecommunications area in Argentina. I've been watching it and I've been working in it.

Today's announcement is very special to me. It's special to me because I am proud of what it means to Argentina and especially pleased with the greater implication of a deregulated and an open market attracting competition and growth of Argentine business and modernization.

Over the last few months, AT&T Corp. has been working hard in executing its international strategy of:

 o     Targeting business customers in the world's economic centers

 o     Delivering seamless services to MNCs and world travelers

 o     Building and operating a facilities-based global IP network

 o     Managing traffic to its lowest unit cost

 o     Providing Outsourcing and Professional Network Management Services

 o     Investing selectively for in-country Connectivity

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Many major steps have been taken to enter the Latin American market and solidify our leadership as a global telecommunications company. These steps are what have brought us here today.

We have kept you informed of these steps when we announced -

The formation of Concert -AT&T joined forces with BT to create Concert offering a new suite of enhanced international voice, data, and Internet Protocol (IP) services; combining trans-border assets, international networks and traffic. Allowing us to have a global, facilities-based presence.

We kept you informed when we announced -

AGNS (AT&T Global Network Service) - AT&T acquired the IBM network business now called AGNS, offering global and local Managed Data Network Services, Remote Access Services, Custom Network Solutions and Network Outsourcing. It has a very strong foothold in Latin America, with a presence in 13 countries. Out of those countries

 -     Brazil is the largest, with local nodes in 31 cities;

 -     Argentina has 8 nodes

 -     Chile has 3 nodes in Santiago;

 - Colombia has a total of 6 nodes; 3 in Bogota and one each in Cali, Medellin and Baranquilla; and,

 -     there are 2 nodes in Lima, Peru.

We kept you informed when we announced -

The acquisition of Netstream -a local Brazilian IP based competitive exchange carrier delivering voice, data, video and Internet services to the corporate market. With operations in Sao Paulo, Rio de Janeiro and Belo Horizonte. Netstream fills a strategic position for AT&T Brazil.

We kept you informed when we announced -

The creation of AT&T Latin America, a critical component of our plan to extend our communications services and to reach local, regional and multinational business customers across the region. We announced our plans to form the new company that would be publicly traded, merging the operations of Netstream with FirstCom, a publicly traded communications services carrier with advanced IP-based networks and operations in Chile, Colombia and Peru.

 o     Pause

And I know that my friend, Patricio, who will lead AT&T Latin America after the FirstCom merger, can tell you all you ever wanted to know about FirstCom.

We kept you informed when we announced -

Our intent to acquire Keytech LD - as Patricio mentioned earlier, we were here in February to tell you that we intended to compete in Argentina's deregulated environment.

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And most recently, we kept you informed when we announced -

We entered into a memorandum of understanding to explore the integration of AT&T Global Network Services (AGNS) operations in South America into AT&T Latin America. It is important to note that this is not a definitive agreement. We announced an agreement to evaluate the transfer of AGNS assets, contracts and licenses in South America, as well as the possible movement of employees to AT&T Latin America.

All of these steps have lead us to you today, we're here to tell you about our close on Keytech LD and investment in the future of Argentina's telecommunications.

I think that's a pretty good story for the beginning of a new company - AT&T Latin America.

However, AT&T Corp. is not a company that is just beginning. We have a rich heritage of technology, innovation, and reliability. Our history extends back to 1876 - more that 100 years. AT&T Corp. serves more than 80 million residential, corporate, and government clients throughout 280 territories across the world. We have approximately 147,000 employees and $62 billion in revenues. The company is known for its strong alliances, and strategic acquisitions. For example throughout 1999, AT&T also forged alliances with Time Warner, Canada's Metro Net Communications, and the Media One Group.

Today, we are here again to further demonstrate the extent of our commitment to our mission of connecting Argentine business customers locally to partners, services and other customers around the globe.

As you have heard, we are happy to announce that AT&T Latin America plans to invest $500 million in Argentina through the year 2004 with the potential to create approximately 2,000 jobs.

We are happy to be here, and want to share our excitement with you, our partners, customers, and friends. Yes, These indeed are exciting times. The Argentine telecommunication's industry has been worth watching and I'm glad that we're a part of it.

(Pause)

Thank you!

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And now I'll turn the podium over to my friend and colleague, Alex Rossi, CEO of
Keytech LD, who will tell you more about the future of Keytech LD.

[English translation of Spanish script for Rossi speech]

Thank you Edgardo for your introduction.

Keytech LD was born in 1998 to offer services to large, medium and small size companies because we understood the marketplace needed an option to allow those companies to have access to integrated telecommunications solutions and value added technology.

With this in mind, from the start-up of operations, we have always maintained that our relationships with clients will be our priority by attending to each of them in a personalized way and offering solutions that matched their needs.

To that end, we have begun to develop a broad range of integrated products and services, which were innovative in themselves.

Keytech LD's goal is for clients to benefit from service simplification, cost control and operating efficiency, including all the advantages of "One Stop Shopping", that is, providing integrated services from a single point of contact.

We are now part of one of the world's leading communications companies, and that, coupled with the telecommunications sector's deregulation that Argentina will enjoy beginning in November, will no doubt be a great market revolution. We have an exciting prospect before us that will be, for all of us and for me in particular, a great challenge.

Speaking of challenges, in a few days we will begin to build out our networks. AT&T Latin America will begin this build out of the networks utilizing technology never before used in Argentina that will allow for fast network expansion. This technology will enable us and our clients to have a faster, more reliable, more secure connectivity that will allow us to provide more services. Ultimately, this means higher quality for users.

But I would like to revisit an issue already mentioned by Patricio, one that I think is fundamental today in Argentina and that I would like to make clear: the point related to the creation of jobs.

Our company is expected to generate 2000 new jobs via means of direct employment. And as Patricio said that the profile of those jobs is for highly skilled people. And these highly skilled employees are not for people brought from abroad. These are 2000 highly qualified jobs for

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Argentineans. In fact, one of these cases is that of an Argentinean that has been out of Argentina and will return to work for our company.

But also, we are going to generate many jobs through, for example, companies with which we are subcontracting the build out of the networks. And I think this will have an important multiplying effect.

And regarding the issue of employment and the professionalism of our people, I would also like to make you aware of our plans to sign a number of agreements with our country's most accredited technological universities. These agreements will allow us a very fruitful exchange. We will benefit because we will have the best young professionals of the marketplace and they will begin their careers working in one of the most renowned companies in the market.

And in closing the things I have enumerated will finally result in the benefit of our clients because we believe that beginning in November, those who will be mostly benefited with these new innnovations are users and our dear country.

Finally, as the CEO of Keytech, I would like to thank you all here today, because I know that the day and the time are not the ideal ones for your work schedule, so thank you very much and good afternoon.

 o     (Rossi turns the podium back to Northland for closing comments.)

P. Northland (Summation)

And, now before we invite your questions, I'd like to summarize with a couple of thoughts.

AT&T Latin America plans to be a leading facilities-based provider of integrated high-bandwidth communications services to businesses throughout its Latin America region.

Argentina and Keytech LD are anchors to solidifying its plans in the region.

We are truly committed to the market bringing more jobs, greater technology, better quality in IT services to make a lasting difference. We have the knowledge and experience to team with customers in the information technology business to create and implement ideas that will result in a sustainable competitive advantage.

Thank you.

(Pause)

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Now Lydia will moderate the Q&A session.

[Potential Answers to Expected Questions Prepared for Use at Press Conference]

TODAY'S ANNOUNCEMENT

 1.    What are you announcing today?

         AT&T Latin America, the AT&T subsidiary that plans to merge with FirstCom, is announcing:

         - we expect to invest an additional $500 million in network construction for our recently acquired subsidiary, Keytech LD;

         - we expect approximately 2,000 new job opportunities to be created through 2004.

 2.    How will the $500 million be invested?

         AT&T Latin America intends to invest approximately $500 million through 2004 to develop Keytech LD's IP technology position. We expect to invest $150 million by mid-2001 and an additional $350 million through the year 2004.

 3.    In which cities will you operate?

         The network build-out plans call for deploying fiber for broadband transport in downtown Buenos Aires and its metropolitan area, and the cities of Mendoza, Cordoba and Rosario, during the next two years. Other locations in the interior will follow, eventually interconnecting more than 40 cities. The coverage will be complemented with 10,000 square kilometers of fixed wireless technology.

 4.    You announced an additional 2,000 jobs. When and where will that be?

         Our growth projections include approximately 2,000 jobs in Argentina through 2004. We expect to add them as the build-out progresses.

 5.    Will you address both the business and residential market?

         No. We plan to focus on the business market.

 6.    What did you pay for Keytech LD?

         -     $5 million in cash and

         -     1,178,689 shares of Class A common stock of AT&T Latin America.

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 7.    Why are you making this deal?

         Argentina's economic environment, competitive and open market makes it a very attractive country for foreign investment, especially in communications. Growth is forecasted for the data market and emerging services such as Internet.

         Keytech LD has nationwide licenses to provide domestic and international long distance, data transmission and private networks from Nov. 2000 onwards. The coverage will be complemented with 10,000 square kilometers of fixed wireless technology.

 8. How long has Keytech LD been in operation and how many customers does it have?

         Keytech is a young start-up company. It has nationwide licenses to provide domestic and international long distance, data transmission and private networks from November 2000, which will give us a significantly reduced time to market.

 9.    What are Keytech LD's annual revenues?

         As a young start-up our current revenues are not significant at this time.

 10.   What are your revenue projections?

         We are not sharing our revenue projections.

 11.   What services does Keytech LD offer?

         Keytech LD plans to offer integrated communications services to business customers, including videoconferencing, domestic data transmission, E-commerce services, Internet and value added services over its own facilities.

 12.   Will Keytech LD offer wireless services?

         We have the rights to utilize 1910-1930 MHZ spectrum for fixed wireless in nine of Argentina's largest cities.

 13.   What will AT&T Latin America's operation in Argentina be called?

         AT&T Argentina

 14.   Who will head AT&T Latin America in Argentina?

         Alex Rossi

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LOCAL ISSUES

 1.    Do you plan to provide service to residential customers?

         Our strategy is to focus on business customers.

 2. How many offices does AT&T plan to open in our country? And where will they located?

         At this time, I do not have any information to share, but AT&T Latin America expects to open the offices necessary to fulfill its business strategy for Argentina.

 3. Does AT&T Latin America plan to operate/acquire cable signals in Latin American countries?

         AT&T Latin America has no plans to be a local or regional cable TV operator.

 4.    Can you explain, then, the association with Liberty Group/Cablevision?

         Liberty Media is a separate division of AT&T. It is managed independently of AT&T Latin America and AT&T's other operations.

 5. It has been said that the entry of new competitors into the market will not result in a tariff drop for residential consumers, because the new competitors have only focused on the most profitable business segment. What do you think?

         AT&T Latin America is focused on business customers. We are not in a position to address the pros and cons of the profitability of the residential market.

STRATEGY

 1.    How does this fit into AT&T Latin America's strategy?

         It gives us entry into Argentina with plans for fiber optic technology with an ATM/IP multi-service platform.

         Argentina is a key market for international business and its communications market is growing.

 2.    What is the strategy for AT&T Latin America?

         Our strategy is to be a leading provider of broadband communications services to business customers in the major Latin American markets where we operate.

 3.    What did AT&T Latin America and FirstCom recently announce regarding
       AGNS?

         We entered into a memorandum of understanding to explore the integration of the AT&T Global Network Services (AGNS) operations in South America into AT&T Latin America.

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 4.    Will the AGNS network and the employees now be a part of AT&T LA?

         It is important to note that this is not a definitive agreement. We announced an agreement to evaluate the transfer of AGNS assets, contracts and licenses and the possible movement of employees in South America to AT&T Latin America. No definitive agreement has been reached and any agreement would be subject, among other things, to board approvals, including AT&T Latin America's board, and regulatory approvals.

 5.    What can you tell us about the MOU with AGNS?

         We are just beginning our discussion on this possible integration and I am not in a position to comment on your questions.

 6.    What is the size of the network in South America?

         AGNS has a very strong foothold in Latin America, with a presence in 13 countries. Out of those countries, Brazil is by far the largest, with local nodes in 31 cities, Argentina is the second largest with 8. Chile has 3 nodes in Santiago, Colombia has a total of 6 nodes; 3 in Bogota and one each in Cali, Medellin and Baranquilla, and there are 2 nodes in Peru. There are a total of 50 nodes in these five key countries.

 7. But, don't you think AT&T Latin America is arriving late in Argentina? Other companies have already invested in the region in recent years...

         Today, Argentina's economic environment, competitive and open market makes it a very attractive country for foreign investment, especially in telecommunications. Growth is forecasted for the data market and emerging services such as Internet.

         We consider this moment to be the appropriate moment for our investment plans in Argentina. We have measured our steps carefully and defined a strategy, so as to maximize confidence in, and success of, our operations.

 8.    Why create a separate company for businesses in the region?

         Creating a new company for the region means that its entire focus, operations, assets and plans will be directed to making it a success where we operate. We will not be distracted by business needs and issues in other parts of the world. We are a local Latin American company with employees and investments from this region and in this region.

         AT&T Latin America intends to merge the best practices of AT&T and the entrepreneurial spirit that has made FirstCom (which will become part of AT&T Latin America after the pending merger), Netstream and Keytech LD into winning companies.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995: The foregoing statements involve known and unknown risks and uncertainties that may cause AT&T Latin America and FirstCom's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Except for historical information contained in this press release, the matters discussed contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors detailed in the preliminary proxy statement described below, which readers are urged to read carefully in assessing the forward-looking statements contained herein.

         In addition to FirstCom's filing of a preliminary proxy statement with the United States Securities and Exchange Commission (the "SEC"), in connection with the FirstCom/AT&T Latin America merger FirstCom will file a definitive proxy statement and there will be an effective AT&T Latin America registration statement on Form S-4. We urge investors and security holders to read the definitive proxy statement and effective registration statement when they are available before they make a decision concerning the merger. Security holders may obtain a free copy of those documents (when available) and other documents filed by FirstCom Corporation at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by FirstCom may also be obtained from FirstCom Corporation by directing such request to FirstCom Corporation, 220 Alhambra Circle, Coral Gables, Florida 33134, Attention: General Counsel, Thomas C. Canfield (305) 459-6300.

            The members of the board of directors of FirstCom Corporation are Patricio E. Northland, George Cargill, Andrew Hulsh and David Kleinman. As of the date hereof, there are no other "participants in the solicitation," within the meaning of Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Information concerning the directors is set forth in the Preliminary Proxy statement filed with the SEC.

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